SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March 2008	Commission File Number: 1-8481
BCE Inc.
(Translation of registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.
Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
Date: March 17, 2008	By:
Martine Turcotte
Chief Legal Officer

MATERIAL CHANGE REPORT
Item 1 Name and Address of the Issuer
BCE Inc. (“BCE”)
1000 de La Gauchetière West, suite 3700
Montréal, Québec
H3B 4Y7
Item 2 Date of Material Change
March 7, 2008
Item 3 News Release
A press release was disseminated by CNW Telbec on March 7, 2008
Item 4 Summary of Material Change
The Québec Superior Court approved BCE’s plan of arrangement for the company’s privatization transaction and dismissed all claims asserted by or on behalf of certain holders of Bell Canada debentures.
Item 5 Full Description of Material Change
5.1 Full Description of Material Change
On March 7, 2008, BCE announced that the Québec Superior Court approved BCE’s plan of arrangement for the company’s privatization transaction and dismissed all claims asserted by or on behalf of certain holders of Bell Canada debentures.
The remaining conditions to the closing of the privatization transaction include the required approvals of the Canadian Radio-television and Telecommunications Commission and Industry Canada. Subject to any appeal by the debentureholders and the timing and terms of such an appeal, BCE expects the transaction to close in the first part of the second quarter of 2008.
In the event the debentureholders decide to appeal the Québec Superior Court’s judgments, they have agreed the appeal must be filed with the Québec Court of Appeal by March 17, 2008.
Recent Announcements
BCE announced on March 17, 2008 that it had been notified that certain holders of Bell Canada debentures, who were contesting the privatization transaction, initiated an appeal of all of the judgments of the Québec Superior Court.

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Caution Concerning Forward-Looking Statements
This material change report contains forward-looking statements relating to the proposed privatization of BCE, legal proceedings related thereto and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions including, in particular, the inherent uncertainty regarding the conduct, outcome and timing of any litigation. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize.
The completion of the proposed privatization transaction is subject to a number of terms and conditions, including, without limitation: (i) approval of the Canadian Radio-television and Telecommunications Commission and Industry Canada, (ii) resolution of the appeals filed by the debentureholders with regard to the plan of arrangement, and any related stay or injunction that would prevent closing pending resolution of such appeals, and (iii) certain termination rights available to the parties under the definitive agreement dated June 29, 2007, as amended, governing the terms of the transaction. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the definitive agreement may exercise their termination rights, in which case the proposed privatization transaction could be modified, restructured or terminated, as applicable. Failure to complete the proposed privatization transaction could have a material adverse impact on the market price of BCE’s shares.
The forward-looking statements contained in this material change report are made as of the date of the material change and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this material change report, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed privatization transaction. For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2007 annual MD&A dated March 5, 2008, included in the Bell Canada Enterprises 2007 Annual Report, as well as to the definitive agreement dated June 29, 2007, and BCE’s management proxy circular dated August 7, 2007, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.
5.2 Disclosure for Restructuring Transactions
N/A

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Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7 Omitted Information
None.
Item 8 Executive Officer
Martine Turcotte
Chief Legal Officer
(514) 786-3891
Item 9 Date of Report
     March 17, 2008.